Liberty Star Uranium & Metals Corp.
PO Box 32909
Tucson, Arizona 85751-2909
(520) 731-8786

December 17, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549 USA

Attention: Anne Nguyen Parker, Branch Chief

Dear Sirs/Mesdames:

Re:	Liberty Star Uranium & Metals Corp. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed November 21, 2008
File No. 0-50071

Thank you for your letter of December 10, 2008 regarding our preliminary proxy statement (“Proxy Statement”) filed on November 21, 2008. We have amended our Proxy Statement and provide the written responses below in response to your comments. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of December 10, 2008.

General

1.	We have amended the Proxy Statement to state the vote required for approval or election, for each matter to be submitted to our shareholders other than for the approval of auditors.

Summary of Matters to Be Voted On, page 5

Proposal 4 – Approval of the 2007 Stock Option Plan, page 6

2.	We have filed a copy of the 2007 Stock Option Plan with our amended Proxy Statement.

Directors and Executive Officers, page 6

Other Committees, page 8

3.

We have amended our Proxy Statement to state the basis for the view of our board of directors that it is appropriate not to have such committees and we have identified each director who participates in the consideration of director nominees and each director who participates in the consideration of executive officer and director compensation.

Liberty Star Uranium & Metals Corp.
PO Box 32909
Tucson, Arizona 85751-2909
(520) 731-8786

Increase in Authorized Capital to 10,000,000,000 Common Shares, page 14

4.

We have amended our Proxy Statement to disclose the number of shares that are issuable with respect to the conversion of the promissory notes issued on May 11, 2007 and August 28, 2008. Pursuant to the promissory notes, we are obligated to reserve 175% of the stock that we may need to issue upon the conversion of the notes. We have used a recent conversion price to determine the amounts involved.

On what is now page 18, we have inserted the following disclosure:

If all of the Convertible Promissory Notes were converted, as calculated at December 16, 2008, then 2,096,296,031 common shares would be issuable to the Holders of those notes. In order to reserve the required 175% of that amount, we require at least 3,668,518,054 shares to be available.

2007 Stock Option Plan, page 15

5.

In connection with the proposal to approve our 2007 stock option plan, we have amended our Proxy Statement to include the information required by Item 10(a)(2) of Schedule 14A with respect to new plan benefits.

Closing Comments

We provide you with two marked copies of our amended Proxy Statement to expedite your review.

The Company acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not insert this action as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Liberty Star Uranium & Metals Corp.
PO Box 32909
Tucson, Arizona 85751-2909
(520) 731-8786

We look forward to any further comments you may have with respect to our response.

Yours truly,

LIBERTY STAR URANIUM & METALS CORP.

/s/ James Briscoe
James Briscoe
President, Chief Executive Officer and
Chief Financial Officer

cc: Laura Nicholson